[Access Letterhead]

October 22, 2008

Securities & Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Mark Brunhofer

Dear Mr. Brunhofer:

In connection with responding to the comments provided by the Staff of the Securities and Exchange Commission (“SEC”) in the SEC comment letter dated September 9, 2008 and the telephonic comments received on October 2, 2008, Access Pharmaceuticals, Inc. (the “Company”) acknowledges each of the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Respectfully,

 /s/ Stephen B. Thompson
Stephen B. Thompson
Chief Financial Officer